Exhibit 99.1

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NORTH AMERICAN ENERGY PARTNERS ACQUIRES CYNTECH CORPORATION

Acquisition Expands Recurring Services Business and Brings New Piling Expertise in Screw piling and Pipeline Anchoring Systems

Calgary, Alberta, November 1, 2010 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX/NYSE: NOA) today announced that it has purchased the assets of Cyntech Corporation and its wholly-owned subsidiary, Cyntech Anchor Systems LLC (collectively “Cyntech”).  Based in Calgary Alberta, Cyntech is a designer and manufacturer of screw piles and pipeline anchoring systems as well as a provider of tank maintenance services to the petro-chemical industry.  For its most recently completed fiscal year ended October 31, 2009, Cyntech reported consolidated revenues of approximately $24.7 million.

“Cyntech represents a uniquely synergistic acquisition opportunity,” said Rod Ruston, President and CEO of NAEP.  “With one transaction, we are adding new capabilities that complement our existing service offering, increase our recurring services revenue stream and expand our reach into international markets.”

The transaction expands NAEP’s screw piling capabilities, positioning NAEP’s Piling division to compete more effectively on SAGD (Steam Assisted Gravity Drainage) oil sands and power transmission construction projects.  Screw piling is fast becoming the preferred technology on these projects because of the low-cost, high-efficiency installation of these types of piles.  Cyntech custom designs and manufactures screw piles at its facilities in Calgary and Houston, Texas.  The addition of Cyntech’s design and manufacturing capabilities will enable NAEP to provide a more specialized, high-margin service to its piling customers.

While the new business will operate as part of the Piling division, the acquisition also complements NAEP’s existing pipeline construction services with the addition of expertise in pipeline anchoring systems.  Cyntech’s proprietary anchoring system provides a cost-effective alternative to the concrete weights traditionally used to anchor pipelines in unstable ground conditions.  Cyntech has established an international market for its systems with customers in Canada, the US, Malaysia, Thailand, Indonesia and Russia.

Importantly, the transaction provides NAEP with a new source of recurring services revenue with the addition of tank servicing capabilities.  Representing approximately 50% of its revenues, Cyntech provides inspection, cleaning, repair and relocation services for large-diameter petro-chemical storage tanks.  The scheduled inspection and integrity testing of these tanks is regulated by provincial governments.  In Alberta, the Energy Resources Conservation Board (ERCB) requires inspection of large above-ground storage tanks every five years.

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“In light of the regulatory requirements dictating the frequency of above-ground storage tank inspections and that these services are provided under a multi-year agreement, we view the tank business as a stable source of recurring services revenues,” said Mr. Ruston.  “Furthermore, it’s a logical extension of our tank pad construction capabilities and enables us to support our clients’ efforts to reduce their environmental footprint.”

“Overall this transaction is consistent with our stated intention to grow our less-capital intensive businesses and expand our high-margin service offering.  We are adding a stable, low-risk business with solid growth potential,” added Mr. Ruston.  “We look forward to welcoming Cyntech’s talented employees and managers to the NAEP team.”

About Cyntech Corporation

Cyntech Corporation (Cyntech) has been providing construction and maintenance services to the oil and gas sector for over 20 years.  Cyntech is a supplier of tank services, screw piles and pipeline anchors to some of the world’s large oil and gas companies and pipeline operators.  Cyntech’s patented technology has positioned the company as a leader in pipeline anchor systems worldwide with a diversified customer base extending across Canada, the US, Malaysia, Thailand, Indonesia and Russia.

Pursuant to this divestiture, Paladin Group CMS represented Cyntech Corporation by acting as lead commercial negotiator, transactional facilitator and financial advisor.  Paladin Group CMS is a leading Calgary-based, boutique advisory offering a range of investment banking services to middle-market businesses in western Canada.

About North American Energy Partners

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. NAEP maintains one of the largest independently owned equipment fleets in the region.

This release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "may", "could", "would", "should", "believe", "expect", "anticipate", "plan", "estimate", "target", "project", "intend", "continue", "further" or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws, and ability to execute transactions. Undue reliance should not be placed upon

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forward-looking statements and we undertake no obligation, other than as required by applicable law, to update or revise those statements.

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

For further information, please contact:	Kevin Rowand

Investor Relations

North American Energy Partners Inc.

Phone: (780) 969-5528

Fax: (780) 969-5599

Email: krowand@nacg.ca